05038484

UNITED STATES
[redacted]CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51671

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Cohen & Steers Capital Advisors, L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

757 Third Avenue
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay J. Chen — 212-446-9151 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AFFIRMATION

I, Bradley G. Razook, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to Cohen & Steers Capital Advisors, L.L.C. (the "Company") for the year ended December 31, 2004 are true and correct. I further affirm that neither the Company nor any managing member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

2/28/05

Signature Date

Managing Director, President

Title

Notary Public

MARCELLA VINEIS
Notary Public, State of New York
No. 31-01V5073040
Qualified in New York County
Commission Expires February 10, 2007

COHEN & STEERS CAPITAL ADVISORS, L.L.C.
(S.E.C. I.D. No. 8-51671)

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2004 AND INDEPENDENT AUDITORS' REPORT AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Act of 1934.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Member of
Cohen & Steers Capital Advisors, L.L.C.:

We have audited the accompanying statement of financial condition of Cohen & Steers Capital Advisors, L.L.C., (the "Company"), a wholly owned subsidiary of Cohen & Steers Capital Management, Inc., as of December 31, 2004 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the financial position of Cohen & Steers Capital Advisors, L.L.C. at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 25, 2005

COHEN & STEERS CAPITAL ADVISORS, L.L.C.

STATEMENT OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2004

ASSETS		
CASH AND CASH EQUIVALENTS	$	4,563,743
ACCOUNTS RECEIVABLE		134,787
OTHER ASSETS		49,993
PROPERTY AND EQUIPMENT - Net		18,247
TOTAL	$	4,766,770
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Accrued expenses	$	123,564
Due to Parent		414,440
Due to Affiliate		539,322
Total liabilities		1,077,326
MEMBER'S EQUITY		3,689,444
TOTAL	$	4,766,770

See notes to financial statement.

1. ORGANIZATION AND NATURE OF OPERATIONS

Cohen & Steers Capital Advisors, L.L.C. (the "Company") is a Delaware single member limited liability company which commenced operations on March 4, 1999 and is a wholly-owned subsidiary of Cohen & Steers Capital Management, Inc. (the "Parent"). The Parent is a wholly-owned subsidiary of Cohen & Steers, Inc. (the "Affiliate"). The Affiliate completed an initial public offering of its common stock on August 18, 2004. On August 17, 2004, prior to the completion of the initial public offering and pursuant to a reorganization into a holding company structure, the Affiliate became the parent holding company of the Parent. The Company is a broker-dealer and a registered investment adviser under the Investment Advisers Act of 1940 and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company provides financial advisory services to companies in real estate and real estate intensive businesses, such as real estate investment trusts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents—Cash equivalents consist of short-term, highly liquid investments, which are readily convertible into cash and have original maturities of three months or less. Cash equivalents are carried at amortized cost, which approximates fair value.

Fair Value of Financial Instruments—Financial instruments including cash and cash equivalents, receivables, and accrued expenses approximate fair value due to the short term nature of these instruments.

Property and Equipment—Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Estimated Useful Lives	Principal Method
Furniture and fixtures	7 years	Straight-line
Office and other equipment	5 years	Straight-line
Computer software	3 years	Straight-line

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statement and accompanying notes. Actual results could differ from those estimates.

3. CONCENTRATION OF CREDIT RISK

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000 per institution. The Company's cash and cash equivalents are principally on deposit with two major financial institutions. The Company is subject to credit risk should these financial institutions be unable to fulfill their obligations.

4. PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2004 consists of the following:

Office and other equipment	$ 71,723
Computer software	37,425
	109,148
Less accumulated depreciation and amortization	90,901
Net	$ 18,247

5. COMMITMENTS AND CONTINGENCIES

The Company shares office space with the Parent. The Parent is obligated under a non-cancelable lease for all office space. The lease has an expiration date of December 31, 2007. The lease provides for rent escalations based upon increases in real estate taxes and certain other costs incurred by the lessor. In accordance with the terms of an agreement, the Company pays rent and rent escalations to the Parent based on a percentage of space used by the Company to total space available. In addition, in accordance with the terms of the agreement, the Company is obligated to pay the Parent for its allocable share of tenant improvement costs, leasing fees and fixed asset costs. Tenant improvement and leasing fee costs are charged to the Company as rent, over the remaining life of the Parent's office lease. Fixed asset costs are also charged to the Company as rent, over the estimated useful life of each individual asset.

Aggregate future minimum lease payments at December 31, 2004 are approximately as follows:

Year ending December 31	
2005	$ 325,000
2006	320,000
2007	301,000
	$ 946,000

6. INVESTMENT BANKING BONUS PLAN

The Company maintains a bonus plan (the "Bonus Plan") to attract and retain key employees. The Company may defer payment of any award under the Bonus Plan for any fiscal year if the payment of such award would cause the Company either (i) not to qualify to meet its net capital requirements pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934, as amended, or (ii) to have a cash and cash equivalent balance of less then $1,000,000.

7. STOCK-BASED COMPENSATION

The Company has elected early adoption of SFAS No. 123 (Revised) "Accounting and Disclosures of Stock-based Compensation" to account for stock-based compensation. In accordance with SFAS 123, compensation expense based on the fair value of fully vested Restricted Stock Units ("RSUs") is

recognized at the date of grant. For fixed awards of restricted stock units subject to vesting provisions, compensation expense based on the fair value is recognized over the vesting period on a straight-line basis.

As required by SFAS No. 123 (Revised), the Company estimates the number of forfeitures of RSUs granted to its employees that it expects and records such amount in earnings. The estimate of the number of forfeitures considers historical employee turnover rates and expectations about the future. At December 31, 2004, the Company estimated no material forfeitures.

Restricted Stock Units

The Affiliate issued RSUs to certain employees of the Company on the date of the Affiliate's initial public offering. RSU grants were also made by the Affiliate under various deferred stock-based compensation plans described below and are reflected in the equity of the Affiliate. As of December 31, 2004, there were 692,308 vested and 46,154 unvested RSUs granted to Company employees.

December 10, 2004 Restricted Stock Unit Grants

In 2004, an employee of the Company received an award of unvested RSUs with an aggregate fair value of $100,000 pursuant to the Cohen & Steers 2004 Stock Incentive Plan (the "SIP"). Subject to such employee's continued employment with the Company and compliance with certain restrictive covenants, the RSUs granted pursuant to this award will vest, and be delivered, ratably on January 1, 2006, 2007 and 2008. There were 6,105 RSUs granted to such employee and outstanding as of December 31, 2004.

Incentive Bonus Plan for Officers of the Company

Two new programs were implemented in 2004 for officers of the Company under which (i)a portion of their year-end bonuses are automatically paid in the form of RSUs ("Mandatory Plan") and (ii) allows the officers to defer, on a pre-tax basis, an additional portion of their year-end bonus in the form of RSUs ("Voluntary Plan"). The RSUs under the Mandatory Plan and the matching under both programs will vest, and be delivered, three years after the date of grant. The RSUs under the Voluntary Plan vest immediately at the date of grant.

As of December 31, 2004, there were 16,538 RSUs granted by the Affliate to employees of the Company and outstanding under the Mandatory Plan, including matching and 32,033 of RSUs under the Voluntary Plan, including matching.

Employee Stock Purchase Plan

The Company has adopted the provisions of the Affiliate-sponsored 2004 Employee Stock Purchase Plan (the "ESPP"). Pursuant to the ESPP, the Company allows eligible employees, as defined in the ESPP, to purchase a number of the Affiliate's shares at a purchase price of 85% of the lesser of the fair market value of the shares on the grant date of the award or on the last day of each offering period, as defined in the ESPP. As of December 31, 2004, there were 14,044 Affiliate shares issued to employees of the Company pursuant to the ESPP.

8. NET CAPITAL REQUIREMENTS

The Company is subject to SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined by this rule, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the

resulting net capital ratio would exceed 10 to 1. As of December 31, 2004, the Company's net capital was $3,396,443, which was approximately $3,324,621 in excess of its minimum requirement of approximately $71,822.

9. RELATED PARTY TRANSACTIONS

The Company reimburses certain expenses paid by the Parent and Affiliate. In addition, the Parent and Affiliate allocate to the Company a portion of their overhead including rent, payroll, office, telephone, insurance, professional fees, network and computer and similar types of expenses based on such factors as time spent, space occupied, employee head count and similar criteria.

The Company, as a single member limited liability company, is deemed a disregarded entity for income tax purposes. As a disregarded entity, all items of income, expense, gains and losses of the Company are included in the Parent's income tax returns. Through August 16, 2004, these items are included in the Parent's Subchapter S income tax returns. The Company's allocated income tax from the Parent was calculated as if the Company filed on a separate return basis, using the Parent's state and local effective tax rate. Subsequent to August 16, 2004, all items of income, expense, gains and losses of the Company are included in the consolidated federal, state and local C-corporation income tax returns filed by the Affiliate. The Company's allocated income tax from the Affiliate was calculated as if the Company filed on a separate return basis, using the Affiliate's federal, state and local effective tax rate. The Parent, and subsequently the Affiliate, charge or credit the Company for its contribution to the taxable income of the filing entity.

10. SUBSEQUENT EVENTS

Pursuant to NASD Rule 1017, on January 31, 2005, the NASD approved the Company's application to expand its underwriting business to include firm commitment underwriting, thereby increasing its minimum net capital requirement from $5,000 to $100,000.

On January 12, 2005, the Affiliate entered into an agreement to sublease 46,031 square feet of office space at 280 Park Avenue, New York, New York from Credit Suisse First Boston LLC (the "Sublandlord") and paid a security deposit in the amount of approximately $1,550,000. This office space will be the Affiliate's principal executive offices, and will be shared with the Company. The term of the sublease commences on the later of (i) the consent of the landlord to the sublease or (ii) delivery of the premises in delivery condition, and terminates on January 30, 2014. The Company will be obligated to pay a portion of the rental payments under the lease to the Affiliate based on an agreement between the Company and the Affiliate, the terms of which have not yet been finalized.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA
Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 25, 2005

Cohen and Steers Capital Advisors, L.L.C.
757 Third Avenue
New York, NY 10017

The Board of Directors and Member of
Cohen and Steers Capital Advisors, L.L.C.

In planning and performing our audit of the financial statements of Cohen and Steers Capital Advisors, L.L.C. (the "Company") for the year ended December 31, 2004 (on which we issued our report dated February 25, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3.18 We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP